As filed with the Securities and Exchange Commission on March 10, 2010

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CHINA SECURITY & SURVEILLANCE TECHNOLOGY, INC.

(Exact name of Registrant as specified in its charter)

DELAWARE

(State or other jurisdiction of incorporation or organization)

98-0509431

(I.R.S. Employer Identification No.)

13/F, Shenzhen Special Zone Press Tower, Shennan Road

Futian District, Shenzhen, China 518034

(86) 755-8351-0888

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Guoshen Tu

Chairman and CEO

13/F, Shenzhen Special Zone Press Tower Shennan Road

Futian District, Shenzhen, China 518034

(86) 755-8351-0888

(Names and addresses, including zip codes, and telephone numbers, including area codes, of agents for service)

With copies to:

Louis A. Bevilacqua, Esq.	Glenn D. Smith, Esq.
Joseph R. Tiano, Esq.	Kaye Scholer LLP
Thomas M. Shoesmith, Esq.	1999 Avenue of the Stars
Pillsbury Winthrop Shaw Pittman LLP	Suite 1700
2300 N Street, N.W.	Los Angeles, CA 90067
Washington, D.C. 20037	(310) 788-1000
(202) 663-8000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment for an offering pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, par value $0.001 par share	23,000,000(1)	$8.375(2)	$192,625,000	$13,734

(1) Amount to be registered includes 3,000,000 shares of common stock issuable by the registrant upon exercise of the underwriters’ over-allotment option.

(2) Proposed maximum offering price per share is estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of the Securities Act of 1933, as amended, and based upon the average high and low sale price for the common stock on March 9, 2010, as reported on the New York Stock Exchange.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED March 10, 2010

PROSPECTUS

20,000,000 Shares

China Security & Surveillance Technology, Inc.

Common Stock

We are offering to sell 20,000,000 shares of our common stock pursuant to this prospectus. Our common stock is listed on the New York Stock Exchange and NASDAQ Dubai under the symbol “CSR.” The last reported sale price of our common stock on March  9, 2010 was $8.36 per share.

Investing in our common stock involves a high degree of risk. Please read “Risk Factors” beginning on page 8 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$—	$—
Underwriting discounts and commissions(1)	$—	$—
Proceeds to us (before expenses)	$—	$—

(1) Net of certain of our expenses. See “Underwriting.”

Delivery of the shares of common stock is expected to be made on or about                     , 2010. We have granted the underwriters an option for a period of 30 days to purchase an additional 3,000,000 shares of our common stock from us to cover over-allotments, if any.

Joint Book-Running Managers

William Blair & Company	Brean Murray, Carret & Co.	Oppenheimer & Co.

Financial Advisor

CCB International

The date of this prospectus is                     , 2010

Prospectus

You should rely only on the information contained or incorporated by reference in this prospectus. We and the underwriters have not authorized anyone to provide you with information different from that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We and the underwriters are not offering to sell shares of common stock or seeking offers to buy shares of common stock in any jurisdiction where offers and sales are not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the common stock offered hereby.

In this prospectus, unless otherwise indicated, references to “CSR,” “we,” “us,” “our,” “our Company,” or “the Company” are to China Security & Surveillance Technology, Inc., a Delaware corporation, and its consolidated subsidiaries. Unless the context otherwise requires, all references to (i) “PRC” and “China” are to the People’s Republic of China; (ii) “RMB” are to Yuan Renminbi, the legal currency of China; (iii) “U.S. dollar,” “$” and “US$” are to the legal currency of the United States; (iv) “Exchange Act” are to the Securities Exchange Act of 1934, as amended; and (v) “Securities Act” are to the Securities Act of 1933, as amended.

PROSPECTUS SUMMARY

This summary highlights information about us and the offering contained elsewhere in, or incorporated by reference into, this prospectus. It is not complete and may not contain all the information that may be important to you. You should carefully read the entire prospectus, as well as the information incorporated by reference, before making an investment decision, especially the information presented under the heading “Risk Factors” beginning on page 8 of this prospectus, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our most recent Annual Report on Form 10-K and any amendments thereto, and our consolidated financial statements which are incorporated by reference.

Our Company

We are a leading integrated security and surveillance solution provider in China. As a “one stop” provider of products and solutions, we design, manufacture, sell, install, service and monitor a full range of electronic security systems primarily to commercial, industrial, education and government customers in China. We sell our solutions as well as other manufacturers’ systems through an extensive network of sales offices and independent sales agents throughout China.

Our turnkey solutions typically involve the installation of systems designed to detect intrusion, control access, react to fire, smoke or movement, record environmental conditions, provide emergency alerts and provide data management and emergency response. We typically develop solutions as modular systems that may be enhanced or expanded over time and usually include detectors, access controllers, cameras (such as high speed dome video), digital video recorders, monitors, video displays and other accessories that are managed and controlled by sophisticated software.

We also provide stand alone or customizable solutions that include access controls for sensitive areas, such as offices or banks, as well as video surveillance systems designed to deter theft and fraud, help protect employees and customers or provide remote monitoring of public or sensitive locations, such as roadways or penal facilities.

Our revenues have been generated primarily from:

•	installation of our security and surveillance systems;

•	manufacturing our products and components for sales; and

•	sales of our products and solutions and those of select third parties.

A majority of our revenues are generated by our installation segment. This segment provides complete project management services for our customers, including solution design, system production and installation and warranty maintenance. In 2009, we completed over 50 installation projects that accounted for 76.1% of our revenues (and 72.9% in 2008). Through this segment we are also a government recommended vendor under China’s Safe City (or Plan 3111) initiative, which requires 660 cities throughout China to install and use street surveillance systems.

Most of the hardware we use in our systems is manufactured by us, although we rely on third parties to assemble the final products. We also provide hardware to the aftermarket for use as replacements or as components in other security systems. Our manufacturing segment provided 15.1% of our revenue in 2009 and 18.4% in 2008.

We sell our products and solutions through 140 sales offices covering almost all of China’s metropolitan or industrial areas. Our use of sales offices is intended to increase our brand recognition and improve market share. We also use a network of independent sales agents throughout China who often provide strategic regional customer relationships and specific product or system expertise. The distribution segment provided 8.8% of our revenue in 2009 and 8.7% in 2008.

In 2009 we established a services segment to leverage our existing customer base and reputation by providing remote monitoring services, first response to alarm, technical assistance and upgrades and offsite data management. We believe we are the first non-governmental professional surveillance and safety service provider in China, although this segment has not yet produced any significant revenues.

We also established a software segment in 2009 that develops the software products that manage and control our systems. We are capable of offering “bundled” solutions for our customers, integrating hardware and software, and are also capable of selling the software as an unbundled option for use in systems not designed or sold by us. We believe this further expands our offered solutions for customers and continues to enhance our brand name. This segment has not yet produced significant revenues.

We have experienced strong growth over the past several years. From 2007 to 2009, our total revenue increased from $240.2 million to $580.9 million, representing a Compound Annual Growth Rate (“CAGR”) of 55.5%. Our net income has grown at a 26.6% CAGR from $35.3 million in 2007 to $56.6 million in 2009.

Our objective is to be the leading integrated security and surveillance solution provider in China and to use our expertise to expand into additional markets. We will continue to leverage our core strengths to expand our product and service offerings and enter into new markets. We intend to drive growth through strategic acquisitions, ongoing product enhancement and increased marketing efforts to capitalize upon our successful track record of completed projects.

Our Industry

The Security Industry Association estimates the industrial output value of the Chinese electronic physical protection system (EPS) market was 65.6 billion RMB ($8.6 billion) in 2007. The Chinese EPS market primarily consists of video surveillance equipment, burglar alarms and access control products. According to Sinotrust International, product manufacturing accounted for 52% of the total Chinese EPS market (or $4.5 billion), of which video surveillance systems accounted for approximately 60% (or $2.7 billion); burglar alarm systems accounted for 22% (or $987 million); and access control systems accounted for approximately 10% (or $447 million).

Our industry remains fragmented with an estimated 22,000 EPS providers in China in 2007. The Security Industry Association estimates approximately 15,000 participants were EPS project contractors and system integrators, 4,500 were EPS manufacturers, 2,300 were agents and distributors and 350 were operation service enterprises. The main consumers of security and surveillance products in China are governmental entities (customs agencies, courts, public security bureaus and prisons), non-profit organizations (schools, museums, sports arenas and libraries) and commercial entities (airports, hotels, real estate, banks, mines, railways, highways, supermarkets and entertainment venues).

We believe the safety industry in China is still nascent, and no company has obtained a dominant position. We compete with multiple China-based companies across all of our business segments, including consumer electronics, telecommunications, distribution and software companies. Additional competition comes from international companies, some of which are larger than we are. However, we believe our competitive prices and established distribution networks in China may give us a competitive advantage. We have developed a range of product and service offerings, brand recognition, capital resources, relatively low labor costs and distribution channels to allow us to compete effectively in our market.

The Security Industry Association estimates the EPS market has grown between 20% and 30% over the past few years. We believe the industry is well positioned to continue to grow at comparable rates due to regulatory, economic, social, environmental and government stimulus-related factors. Key growth drivers include the following:

•

Favorable Regulatory Changes. Growing governmental involvement to improve safety across China is creating significant demand for new security and surveillance solutions. Representative governmental initiatives include:

•	the “Safe City” initiative, which will continue to be a source of revenue for us over the next five to ten years;

•	a recent mandate in Shanghai, that all retail enterprises install security and surveillance systems in order to obtain a business license;

•	State Ordinance 458, requiring entertainment-related operators in China have video-monitoring systems covering entrances, exits and main corridors; and

•	a recent mandate requiring that the more than 24,000 coal mines throughout China be equipped with security and surveillance technology.

•

Growing Demand from Corporations and the Private Sector. With the continuing growth of the Chinese economy, demand for safety solutions is expanding into additional industries. For instance, manufacturers within China are more frequently integrating their facilities’ IT systems with security and protection systems to improve risk management and asset protection. Likewise, urbanization and the ongoing growth in the Chinese real estate sector is driving demand for video surveillance and alarm systems in newly constructed or renovated residential communities.

•

Government Stimulus. In 2008, China’s State Council approved a $586 billion plan to invest in infrastructure and social welfare. We expect part of the spending under the stimulus plan will provide local governments with resources to fund their public security projects.

•

Heightened Environmental Awareness. In March 2006, China announced its 11th Five-Year Plan that set new pollution reduction standards, targeting a 20% reduction in energy consumption per unit of GDP and a 10% reduction in industry expulsion of pollutant particles by 2010. The implementation of pollution detection systems and environmental surveillance systems in industrial areas can help meet these goals. Moreover, according to the report Environmental Sensing and Monitoring Technologies: Global Markets, June 2009 (BCC Research), the global market for environmental sensing and monitoring technologies was valued at $9.1 billion in 2008 and an estimated $10.1 billion in 2009. This market is expected to reach $13 billion in 2014, representing a compound annual growth rate of 5.2%.

Our Competitive Strengths

Full Solutions Provider with One Stop Shop Business Model. We provide a full suite of security and surveillance solutions for our customers. Through our manufacturing, installation and service segments, we offer customers a “one-stop” solution that addresses their most common safety needs. We believe this strength distinguishes us from most of our competitors, who tend to focus on either product manufacturing, product distribution or system integration or installation. We also believe our extensive design and engineering capabilities and broad product offering are an important differentiator as the security needs of our customers continue to become increasingly complex. Customers continue to demand more technologically advanced solutions, creating the need for full-service sophisticated solution providers such as ourselves.

Extensive Sales and Distribution Network. Our distribution and sales network covers most of China’s populated areas. Our subsidiaries collectively have more than 140 branch offices and distribution points. While most of our products are sold through our own distribution network, we have established strategic relationships with independent sales agents in targeted geographic regions to further enhance our distribution capabilities. Our independent sales agents often have local customer relationships and specific product and operating knowledge that we believe is a differentiator within those specific geographic markets.

Diversified, Stable Customer Base. We have a diversified customer base. We do not rely on any particular region for our business and no one single customer accounted for more than 10% of our total revenue in 2009. With approximately half of our 2009 revenues derived from government payees, payment defaults have been nominal. Governmental projects are typically announced well in advance for bidding and are long term with multiple stages. This means that we have strong visibility into our backlog as well as for potential new orders.

Ability to Identify, Acquire and Integrate Strategic Targets. Over the past three years, we have completed 14 acquisitions. Each acquisition has furthered our strategic plan by providing us access into new end markets, broadening our solutions offered or expanding into new geographic regions throughout China. We are experienced at integrating acquisitions and believe multiple additional acquisition opportunities exist.

Highly Skilled Workforce with a Focus on Research and Development (“R&D”). As of December 31, 2009, we had approximately 3,500 employees, of which a majority held bachelor’s degrees and most of these employees majored in computer science. We believe our employee base is unique in China and will continue to be a competitive advantage, as customers migrate to more complex integrated security solutions. Additionally, we invest heavily in R&D. We currently have more than 340 employees devoted to R&D activities and have three dedicated R&D centers located in Shenzhen, Wuhan and Hangzhou, China. We spent approximately $2.86 million on R&D activities in 2009. We also benefit from a long term strategic collaboration with Beijing University, under which we provide funding for R&D in the video surveillance and security sectors. We receive usage and IP rights for innovations that are developed through this initiative, and the University of Beijing receives publishing rights. Our R&D efforts allow us to continuously offer new products and innovations to our customer base. We protect the intellectual property that is derived from our R&D efforts through patent protection. As of December 31, 2009, we held 98 patents and had 49 patent applications pending.

Experienced Management Team. Our senior management team has extensive business and industry experience. Mr. Guoshen Tu has been its Chairman and Chief Executive Officer since the Company’s reverse acquisition in 2005. Mr. Tu has extensive experience in the security and surveillance industry. Mr. Tu graduated from Zhejiang University in 1992 with a Masters Degree in Philosophy. Mr. Terence Yap was appointed chief financial officer in early January 2007 after having served as a director of the Company since March 2006 and Vice Chairman since May 2006. From 2002 to 2006, Mr. Yap was president, CEO and director of Digital Network Alliance International, Inc. Prior to 2002, Mr Yap worked in numerous business development positions at Skyhub Asia Co., Ltd., MCI WorldCom, Tele Media and Hutchison. Mr. Yap holds an MBA from the Chinese University of Hong Kong.

Our Growth Strategy

Our goal is to be the leading total security solutions provider in China. We provide integrated security and surveillance solutions that allow our customers to protect people, assets and communities. We intend to achieve our goal by implementing the following strategies:

Continue to Win Installation Contracts Throughout China. We believe we are well positioned to continue to win new installation contracts in the rapidly growing Chinese surveillance and security industry. Recent governmental initiatives throughout China, including the “Safe City” and “E-City” programs are creating strong demand for our solutions and services by requiring many public and private customers to install and operate surveillance systems. Governmental entities (courts, public courthouses, prisons and public transportation facilities), non-profit organizations (schools, museums and sports arenas) and commercial entities (offices, hotels, airports, banks and supermarkets) are increasingly installing security and surveillance systems in response to these initiatives. In addition, economic development in China is contributing to increased demand for the installation of surveillance and safety solutions across a wide range of additional industries. We believe our scale, technical capabilities, sales and marketing platform, brand name and proven service capabilities uniquely position us to continue to win new installation contracts throughout China.

Develop New Products. We continuously monitor the market and assess opportunities to expand into new and complementary product categories. We leverage our sophisticated research and development teams to innovate, design and commercialize new solutions that address developing market trends. Our market-driven approach to new product development has resulted in a number of successful product introductions. For instance, we launched a new integrated zoom camera (Model CM-CD8001) in 2009. Its integrated advanced technology provides users with high-resolution video for recording and analysis. Unlike existing Megapixel IP cameras, which can experience latency issues due to their use of the Internet for data transmissions, Model CM-CD8001 utilizes traditional high capacity coaxial cable to transmit real-time digital signals without any delay. Additionally, our Model HY-9016HF DVR was launched in November 2009. Model HY-9016HF provides users with real-time playback functions for full D1 standard picture quality. Existing DVRs currently available in the market are not able to provide D1 standard picture quality real-time playback.

Introduce Complementary Services that Address Customers’ Ongoing Needs. As the Chinese security market continues to evolve, demand for ongoing services will grow. We believe that as an incumbent solution provider, responsible for manufacturing and installing systems throughout China, we are well positioned to provide complementary services such as maintenance, monitoring and guarding support for many existing and new customers. These services generate higher margin, recurring revenues and enhance our ability to become a one stop solution provider for customers. For instance, in late 2009, we introduced the first professional surveillance and safety institute in China, responsible for offering courses and ongoing training programs for safety personnel throughout China.

Execute Strategic Acquisitions. We will continue to selectively acquire domestic targets that will enable us to expand into and strengthen our presence in certain geographies, improve our penetration in attractive customer end markets or extend our capabilities into new products, technologies or service offerings. We have a track record of identifying, acquiring and integrating acquisition targets. We intend to continue to identify and pursue strategic targets that we believe are synergistic to our operations and accretive to earnings.

Our Corporate History and Corporate Structure

We were originally incorporated in the BVI on April 8, 2002 under the name “Apex Wealth Enterprises Limited.” Prior to our reverse acquisition of China Safetech Holdings Limited, a British Virgin Islands corporation, or Safetech, in September 2005, our business strategy and ownership changed several times. In September 2005, we acquired all of the capital stock of Safetech in exchange for shares of our capital stock. This share exchange transaction resulted in a change of the ownership control of the Company. As a result of the Safetech acquisition and series of subsequent acquisitions of PRC surveillance and safety companies, our business became the business of our indirect, wholly-owned Chinese subsidiaries. In November 2006, we changed our domicile from the BVI to Delaware by merging into a newly incorporated Delaware corporation, China Security & Surveillance Technology, Inc. We are currently headquartered in Shenzhen, China. All of our business operations are conducted through our Chinese subsidiaries.

Corporate Information

Our principal executive offices are located at 13/F, Shenzhen Special Zone Press Tower, Shennan Road, Futian District, Shenzhen, People’s Republic of China, 518034 and our telephone number at that address is (86) 755-8351-0888. Our principal website is located at http://www.csst.com. The information on our website is not part of this prospectus.

The following summary contains basic information about this offering of our common stock, and it is not intended to be complete. It does not contain all of the information that is important to you. For a more complete understanding of our common stock, please refer to the section of the accompanying prospectus entitled “Description of Capital Stock.”

The Offering

Common stock offered by us	20,000,000 shares

Common stock to be outstanding immediately after the offering	88,494,270 shares

New York Stock Exchange and NASDAQ Dubai symbol	“CSR”

Use of proceeds	We intend to use the net proceeds from this offering for the repurchase or repayment of our Tranche B Zero Coupon Guaranteed Senior Unsecured Notes and for general corporate purposes, including future capacity expansion, strategic acquisitions, capital expenditures and research and development expenditures. See “Use of Proceeds” in this prospectus.

Risk factors	Please see “Risk Factors” starting on page 8 to read about factors you should consider carefully before deciding to invest in shares of our common stock.

Transfer Agent and Registrar	American Stock Transfer & Trust Company

The total number of shares of common stock that will be outstanding after this offering is based on the number of shares of common stock outstanding as of March 9, 2010 and does not include 3,528,302 shares of common stock issuable upon exercise of the Company’s warrants having a weighted average exercise price of $8.72.

Unless otherwise indicated, the information in this prospectus reflects and assumes no exercise by the underwriters of their option to purchase additional shares of common stock from us to cover over-allotments.

You should carefully consider the information under “Risk Factors” and the other information contained in this prospectus, the documents incorporated by reference herein and any “free writing prospectus” we authorize to be delivered to you before making your investment decision.

SUMMARY CONSOLIDATED FINANCIAL INFORMATION

This section presents our summary consolidated financial data and should be read in conjunction with “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included in our Annual Report on Form 10-K for the year ended December 31, 2009. The selected consolidated financial data in this section is not intended to replace our consolidated financial statements.

We derived the statement of operations data and statement of cash flows data for the years ended December 31, 2009, 2008 and 2007, and balance sheet data as of December 31, 2009 and 2008 from the audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2009. We derived the balance sheet data as of December 31, 2007 from the audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2008.

	For the Years Ended December 31,
	2009	2008	2007
	($ in thousands, except for share and per share amounts)
Revenue	$580,870	$427,354	$240,188
Cost of goods sold(1)	438,005	306,813	170,649

Gross profit	142,865	120,541	69,539
Selling and marketing	12,496	12,056	5,622
General and administrative(2)	52,677	42,295	16,442
Depreciation and amortization	11,731	8,729	4,824

Income from operations	65,961	57,461	42,651
Interest income	215	218	374
Gain on modification of convertible notes	9,315	—	—
Interest expense	(19,731)	(21,765)	(15,011)
Other income, net	2,500	2,236	2,530
Rental income from related parties	—	—	483
Gain on disposal of land use rights and properties	—	—	13,632

Income before income taxes	58,260	38,150	44,659
Income taxes	(1,733)	(5,580)	(9,291)

Net income	56,527	32,570	35,368
Add: Net loss (income) attributable to the noncontrolling interest	50	33	(49)

Net income attributable to the Company	$56,577	$32,603	$35,319

Net income per share attributable to the Company’s common shareholders
Basic	$1.10	$0.73	$0.95
Diluted	$1.01	$0.72	$0.91
Weighted average number of shares outstanding
Basic	51,317,000	44,721,000	37,369,000
Diluted	56,171,000	45,284,000	38,795,000
Balance Sheet Data
Working capital	$304,147	$231,935	$159,728
Current assets	547,038	351,523	212,934
Total assets	773,558	574,216	377,403
Current liabilities	242,891	119,588	53,206
Total liabilities	294,193	269,997	177,605
Total equity	479,365	304,219	199,798
Statement of Cash Flows Data
Net cash provided by (used in)
Operating Activities	$52,603	$(39,100)	$16,982
Investing Activities	(19,486)	(23,372)	(82,966)
Financing Activities	75,539	13,536	120,672

(1) Includes depreciation and amortization for the years ended December 31, 2009, 2008 and 2007 of $1,009, $762 and $216, respectively.

(2) Includes non-cash employee compensation for the years ended December 31, 2009, 2008 and 2007 of $18,087, $13,837 and $4,157, respectively.

RISK FACTORS

Any investment in our common stock involves a high degree of risk. You should carefully consider the risks described below and all of the information contained in this prospectus before deciding whether to purchase our common stock. In addition, you should carefully consider, among other things, the matters discussed under “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2009, any amendments filed thereto, and in other documents that we subsequently file with the Securities and Exchange Commission, all of which are incorporated by reference in this prospectus. The risks and uncertainties described below are not the only risks and uncertainties we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the following risks actually occur, our business, financial condition and results of operations would suffer. In that event, the trading price of our common stock could decline, and you may lose all or part of your investment in our common stock. The risks discussed below also include forward-looking statements and our actual results may differ substantially from those discussed in these forward-looking statements. See “Forward-Looking Statements.”

Risks Related to This Offering

The price of our common stock may fluctuate significantly, which could negatively affect us and holders of our common stock.

The trading price of our common stock may fluctuate significantly in response to a number of factors, many of which are beyond our control. For instance, if our financial results are below the expectations of securities analysts and investors, the market price of our common stock could decrease, perhaps significantly. Other factors that may affect the market price of our common stock include announcements relating to significant corporate transactions; fluctuations in our quarterly and annual financial results; operating and stock price performance of companies that investors deem comparable to us; and changes in government regulation or proposals relating to us. In addition, since mid-2008, the U.S. securities markets have experienced significant price and volume fluctuations. These fluctuations often have been unrelated to the operating performance of companies in these markets. Market fluctuations and broad market, economic and industry factors may negatively affect the price of our common stock, regardless of our operating performance. You may not be able to sell your shares of our common stock at or above the public offering price, or at all. Any volatility of or a significant decrease in the market price of our common stock could also negatively affect our ability to make acquisitions using common stock. Further, if we were to be the object of securities class action litigation as a result of volatility in our common stock price or for other reasons, it could result in substantial costs and diversion of our management’s attention and resources, which could negatively affect our financial results.

There may be future sales or other dilution of our equity, which may adversely affect the market price of our common stock.

In the future, we may need to raise additional funds through public or private financing, which might include sales of equity securities. The issuance of any additional shares of common stock or securities convertible into, exchangeable for or that represent the right to receive common stock or the exercise of such securities could be substantially dilutive to holders of our common stock. Holders of shares of our common stock have no preemptive rights that entitle holders to purchase their pro rata share of any offering of shares of any class or series. The market price of our common stock could decline as a result of sales of shares of our common stock made after this offering or the perception that such sales could occur. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our stockholders bear the risk of our future offerings reducing the market price of our common stock and diluting their interests in us.

The market price of our stock may be affected by low volume.

Our common stock has a relatively low average daily volume. The average daily trading volume during the 90 days prior to March 9, 2010 was approximately 1,252,000 shares. Without a significantly larger average trading volume, our common stock will be less liquid than the common stock of companies with higher trading volume, as a result, the trading prices for our common stock may be more volatile.

We do not intend to pay dividends on shares of our common stock for the foreseeable future.

We have never declared or paid any cash dividends on shares of our common stock. We intend to retain any future earnings to fund the operation and expansion of our business and, therefore, we do not anticipate paying cash dividends on shares of our common stock in the foreseeable future.

If the China Securities Regulatory Commission, or CSRC, or another Chinese regulatory agency, determines that CSRC approval is required in connection with this offering, this offering may be delayed or cancelled, or we may become subject to penalties.

On August 8, 2006, six Chinese regulatory agencies, including the Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, CSRC and the State Administration of Foreign Exchange, jointly issued the Regulation on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the New M&A Rule, which became effective on September 8, 2006. This new regulation, among other things, has certain provisions that require offshore special purpose vehicles formed for the purpose of acquiring Chinese domestic companies and directly or indirectly established or controlled by Chinese entities or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock market. On September 21, 2006, the CSRC published on its official website a notice specifying the documents and materials that are required to be submitted for obtaining CSRC approval.

It is not clear how the provisions in the new regulation regarding the offshore listing and trading of the securities of a special purpose vehicle apply to us. We believe, based on the interpretation of the new regulation and the practice experience of our Chinese legal counsel, China Commercial Law Firm, that CSRC approval is not required for this offering. Since the new regulation has only recently been adopted, there remains some uncertainty as to how this regulation will be interpreted or implemented. If the CSRC or another Chinese regulatory agency subsequently determines that the CSRC’s approval is required for this offering, we may face sanctions by the CSRC or another Chinese regulatory agency. If this happens, these regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of our net proceeds from this offering into China, restrict or prohibit payment or remittance of dividends to us or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our shares of common stock. The CSRC or other Chinese regulatory agencies may also take actions requiring us, or making it advisable for us, to delay or cancel this offering before settlement and delivery of the shares being offered by us.

Our bank accounts are not insured or protected against loss.

We maintain our cash with various national banks located in China. Our cash accounts are not insured or otherwise protected. Should any bank holding our cash deposits become insolvent, or if we are otherwise unable to withdraw funds, we would lose the cash on deposit with that particular bank.

If relations between the United States and China worsen, investors may be unwilling to hold or buy our stock and our stock price may decrease.

At various times during recent years, the United States and China have had significant disagreements over political and economic issues. Controversies may arise in the future between these two countries. Any political or trade controversies between the United States and China, whether or not directly related to our business, could reduce the price of our common stock.

We operate in China through our Wholly Foreign Owned Enterprise (“WFOE”) status initially approved by the local office of the People’s Republic of China Ministry of Commerce (“MOFCOM’s Local Counterpart”). However, we cannot warrant that such approval procedures have been completely satisfied due to a number of reasons, including changes in laws and government interpretations. If we lose our WFOE status for any reason, our business in China may be negatively impacted.

Our operating entities in China have received initial approval from MOFCOM’s Local Counterpart as WFOEs and there may be conditions subsequent to complete and maintain such status. We believe we have satisfied the approval procedures of MOFCOM’s Local Counterpart for having obtained such status. However, the approval procedures of MOFCOM’s Local Counterpart or interpretations of its approval procedures may be different from our understanding or may change. As a result, if we lose our WFOE status for any reason, there may be a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our shares.

We have provisions in our certificate of incorporation that substantially eliminate the personal liability of members of our board of directors for violations of their fiduciary duty of care as a director and that allow us to indemnify our directors and officers. This could make it very difficult for you to bring any legal actions against our directors for such violations or could require us to pay any amounts incurred by our directors or officers in any such actions.

Pursuant to our certificate of incorporation, members of our board of directors will have no liability for breaches of their fiduciary duty of care as a director or officer, except in limited circumstances. This means that you may be unable to prevail in a legal action against our directors even if you believe they have breached their fiduciary duty of care. In addition, our certificate of incorporation and bylaws allow us to indemnify our directors and officers from and against any and all costs, charges and expenses resulting from their acting in such capacities with us. This means that if you were able to enforce an action against our directors or officers, in all likelihood we would be required to pay any expenses they incurred in defending the lawsuit and any judgment or settlement they otherwise would be required to pay.

Certain provisions of our Certificate of Incorporation may make it more difficult for a third party to effect a change-of-control.

Our Certificate of Incorporation authorizes the board of directors to issue up to 10,000,000 shares of preferred stock. The preferred stock may be issued in one or more series, the terms of which may be determined at the time of issuance by the board of directors without further action by the stockholders. These terms may include preferences as to dividends and liquidation, conversion rights, redemption rights and sinking fund provisions. The issuance of any preferred stock could diminish the rights of holders of our common stock, and therefore could reduce the value of such common stock. In addition, specific rights granted to future holders of preferred stock could be used to restrict our ability to merge with, or sell assets to, a third party. The ability of the board of directors to issue preferred stock could make it more difficult, delay, discourage, prevent or make it more costly to acquire or effect a change-in-control, which in turn could prevent our stockholders from recognizing a gain in the event that a favorable offer is extended and could materially and negatively affect the market price of our common stock.

Our principal stockholder has the ability to exert significant control in matters requiring a stockholder vote and could delay, deter or prevent a change of control in our company.

As of March 9, 2010, Mr. Guoshen Tu, our Chairman, Chief Executive Officer and Director and our largest stockholder, beneficially owned approximately 24.5% of our outstanding shares. Following completion of this offering, Mr. Guoshen Tu will beneficially own approximately     % of our outstanding shares (     % if the underwriters’ over-allotment option is exercised in full). Mr. Guoshen Tu possesses significant influence over us, giving him the ability, among other things, to effectively control the election of all or a majority of our board of directors and to approve significant corporate transactions. Such stock ownership and control may also have the effect of delaying or preventing a future change in control, impeding a merger, consolidation, takeover or other business combination, or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company. Without the consent of Mr. Guoshen Tu, we could be prevented from entering into potentially beneficial transactions if they conflict with our major stockholder’s interests. The interests of this stockholder may differ from the interests of our other stockholders.

We may use these proceeds in ways with which you may not agree.

We have considerable discretion in the application of the proceeds of this offering. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used in a manner agreeable to you. You must rely on our judgment regarding the application of the net proceeds of this offering. The net proceeds may be used for corporate purposes that do not improve our profitability or increase the price of our shares. The net proceeds may also be placed in investments that do not produce income or that lose value.

FORWARD-LOOKING STATEMENTS

Statements contained in this prospectus, including the documents that are incorporated by reference, that are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Also, when we use any of the words “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” or similar expressions, we are making forward-looking statements. These forward-looking statements are not guaranteed and are based on our present intentions and on our present expectations and assumptions. These statements, intentions, expectations and assumptions involve risks and uncertainties, some of which are beyond our control, that could cause actual results or events to differ materially from those we anticipate or project. These statements include, among other things, statements relating to:

•	our expectations regarding the market for our surveillance and safety products;

•	our expectations regarding the continued growth of the surveillance and safety industry;

•	our beliefs regarding the competitiveness of our surveillance and safety products;

•	our expectations regarding the expansion of our manufacturing, distribution, and other service capacity;

•	our expectations with respect to increased revenue growth and our ability to achieve profitability resulting from increases in our production volumes;

•	our future business development, results of operations and financial condition;

•	competition from other manufacturers, distributors and services of surveillance and safety products;

•	the loss of any member of our management team;

•	our ability to integrate acquired subsidiaries and operations into existing operations;

•	market conditions affecting our equity capital;

•	our ability to successfully implement our selective acquisition strategy;

•	changes in general economic conditions; and

•	changes in accounting rules or the application of such rules.

Also, forward-looking statements represent our estimates and assumptions only as of the date of this prospectus or as indicated in the statement. You should not place undue reliance on these forward-looking statements, as events described or implied in such statements may not occur.

Except as required by law, we assume no obligation to update any forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in any forward-looking statements, even if new information becomes available in the future.

USE OF PROCEEDS

We estimate that the net proceeds from this offering will be approximately $             million, after deducting the underwriting discount and other estimated expenses of this offering payable by us.

We expect to use a portion of the proceeds to repurchase or repay the remaining balance of our Tranche B Zero Coupon Guaranteed Senior Unsecured Notes which we issued on September 2, 2009 to finance current operations, fund potential acquisitions and for general corporate purposes. This loan bears no interest. The loan is due and repayable on September 2, 2012. The notes were issued under an indenture agreement among the Company and The Bank of New York Mellon. For more information regarding this loan, please see our Current Report on Form 8-K filed September 3, 2009.

We also expect to use the net proceeds from this offering for general corporate purposes, including future capacity expansion, strategic acquisitions, capital expenditure and research and development expenditures.

PRICE RANGE OF COMMON STOCK

Our common stock is listed on the New York Stock Exchange and NASDAQ Dubai under the symbol “CSR.” As of March 9, 2010, there were 68,494,270 shares of our common stock issued and outstanding. The following table sets forth for the periods indicated the high and low reported sales prices of our common stock on the New York Stock Exchange.

	Price Range
Years Ended December 31	High	Low
Fiscal 2010
First Quarter (through March 9, 2010)	$9.04	$6.70

Fiscal 2009
Fourth Quarter	$7.82	$4.83
Third Quarter	10.24	5.99
Second Quarter	8.99	3.75
First Quarter	6.47	2.47

Fiscal 2008
Fourth Quarter	$13.44	$4.38
Third Quarter	17.85	13.02
Second Quarter	21.11	13.48
First Quarter	21.85	13.25

CAPITALIZATION

The following table sets forth a summary of our capitalization on a historical basis as of December 31, 2009. The table also summarizes our capitalization on an as adjusted basis assuming: (1) the completion of this offering at an offering price of $              per share, the last reported sale price for our common stock reported on the New York Stock Exchange on                     , 2010; (2) net proceeds to us from this offering of $              after payment of estimated underwriting discounts and commissions and estimated expenses totaling $             ; and (3) the intended application of the net proceeds of this offering as described under “Use of Proceeds.”

You should read this table in conjunction with the information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements, including the related notes, contained in our Annual Report on Form 10-K for the period ended December 31, 2009, all of which are incorporated by reference in this prospectus.

	As of December 31, 2009
	Actual	As Adjusted
		(unaudited)
	(in thousands)
Cash:	$154,483	$

Debt:
Short-term debt:
Notes payable—short term	$57,116	$
Obligation under product financing arrangements—short term	5,184
Guaranteed senior unsecured notes payable—short term	35,701

Total short-term debt	98,001

Long-term debt:
Obligation under product financing arrangements—long term	6,541
Guaranteed senior unsecured notes payable—long term	43,988

Total long-term debt	50,529

Total debt	148,530

Equity:
Preferred stock, $0.0001 par value, authorized 10,000,000 shares, 0 shares issued and outstanding	—
Common stock, $0.0001 par value, authorized 290,000,000 shares, issued 67,866,730 shares actual and shares as adjusted	7
Additional paid in capital	285,025
Retained earnings	165,982
Statutory surplus reserve fund	804
Accumulated other comprehensive income	27,565

Total equity of the company	479,383
Noncontrolling interest	(18)

Total equity	479,365

Total capitalization:	$627,895	$

DESCRIPTION OF CAPITAL STOCK

Our certificate of incorporation, as amended, authorizes us to issue 290,000,000 shares of common stock, $.0001 par value per share, and 10,000,000 shares of preferred stock, $.0001 par value per share. As of March 9, 2010, there were 68,494,270 shares of common stock, and no shares of preferred stock, outstanding.

Common Stock. All outstanding common stock is, and any stock issued under this prospectus will be, fully paid and nonassessable. Subject to the rights of the holders of our outstanding preferred stock, holders of common stock:

•	are entitled to any dividends validly declared;

•	will share ratably in our net assets in the event of a liquidation; and

•	are entitled to one vote per share.

The common stock has no conversion rights. Holders of common stock have no preemption, subscription, redemption, or call rights related to those shares.

Preferred Stock. The board of directors has the authority, without further action by the stockholders, to issue shares of preferred stock in one or more series and to fix the rights, preferences, and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, and liquidation preferences, without any further vote or action by the stockholders. Any shares of preferred stock which may be redeemed, purchased or acquired by the Company may be reissued except as otherwise provided by law or by the terms of any series of preferred stock. Without limiting the generality of the foregoing, the resolutions providing for issuance of any series of preferred stock may provide that such series shall be superior or rank equally or be junior to preferred stock of any other series to the extent permitted by law. The issuance of preferred stock could adversely affect the voting power of holders of our common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation may have the effect of delaying, deferring or preventing a change in control of the Company, which could depress the market price of our common stock. We currently have no shares of preferred stock outstanding.

Anti-Takeover Provisions of Delaware Law and Charter Provisions

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a publicly-held Delaware corporation from engaging in a “business combination,” except under certain circumstances, with an “interested stockholder” for a period of three years following the date such person became an “interested stockholder” unless:

•

before such person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction that resulted in the interested stockholder becoming an interested stockholder;

•

upon the consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares held by directors who also are officers of the corporation and shares held by employee stock plans; or

•

at or following the time such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of 66 2/3% of the outstanding voting stock of the corporation which is not owned by the interested stockholder.

The term “interested stockholder” generally is defined as a person who, together with affiliates and associates, owns, or, within the three years prior to the determination of interested stockholder status, owned, 15% or more of a corporation’s outstanding voting stock. The term “business combination” includes mergers, asset or stock sales and other similar transactions resulting in a financial benefit to an interested stockholder. Section 203 makes it more difficult for an “interested stockholder” to effect various business combinations with a corporation for a three-year period. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

The ability of the board of directors to issue shares of preferred stock and to set the voting rights, preferences and other terms thereof, without further stockholder action, may be deemed to have an anti-takeover effect and may discourage takeover attempts not first approved by the board of directors, including takeovers which stockholders may deem to be in their best interests. If takeover attempts are discouraged, temporary fluctuations in the market price of our common stock, which may result from actual or rumored takeover attempts, may be inhibited. These provisions, together with the ability of our board of directors to issue preferred stock without further stockholder action, including adoption of a stockholders rights plan using preferred stock rights, could also delay or frustrate the removal of incumbent directors or the assumption of control by stockholders, even if the removal or assumption would be beneficial to our stockholders. These provisions could also discourage or inhibit a merger, tender offer or proxy contests, even if favorable to the interests of stockholders, and could depress the market price of our common stock. In addition, our bylaws may be amended by action of the board of directors.

Limitation of Liability and Indemnification

Article VIII of our certificate of incorporation and Article VII of our bylaws provide for indemnification of our directors, officers, employees and other agents to the fullest extent permitted by law. We also has have entered into indemnification agreements with our independent directors and provide indemnity insurance pursuant to which directors and officers are indemnified against liability or loss under certain circumstances which may include liability or related loss under the Securities Act and the Exchange Act.

Transfer Agent

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

UNDERWRITING

We have entered into an underwriting agreement with William Blair & Company, L.L.C., as the representative of several underwriters including Brean Murray, Carret & Co., LLC and Oppenheimer & Co. Inc. with respect to the shares subject to this offering. William Blair & Company, L.L.C., Brean Murray, Carret & Co. , LLC, and Oppenheimer & Co. Inc. are acting as Joint Book-Running Managers for this offering. Subject to certain conditions, we have agreed to sell to the underwriters, and the underwriters have severally agreed, subject to the terms and conditions set forth in the underwriting agreement among the underwriters and us, to purchase from us, 20,000,000 shares of our common stock as set forth in the following table:

Underwriters	Number of Shares
William Blair & Company, L.L.C.
Brean Murray, Carret & Co., LLC
Oppenheimer & Co. Inc.
Total	20,000,000

The underwriting agreement provides that the obligation of the underwriters to purchase the shares offered hereby is subject to certain conditions and that the underwriters are obligated to purchase all of the shares of common stock offered hereby if they purchase any of the shares.

If the underwriters sell more shares than the above number, the underwriters have an option for 30 days to purchase up to an additional 3,000,000 shares from us at the public offering price less the underwriting commissions and discounts to cover these sales.

The underwriters propose to offer to the public the shares of common stock purchased pursuant to the underwriting agreement at the public offering price on the cover page of this prospectus. In addition, the underwriters may offer some of the shares to other securities dealers and finders at such price less a concession of $0.            per share. The underwriters may also allow, and such dealers may reallow, a concession not in excess of $0.            per share to other dealers or finders. After the shares are released for sale to the public, the underwriters may change the offering price and other selling terms at various times. In connection with the sale of the shares of common stock to be purchased by the underwriters, the underwriters will be deemed to have received compensation in the form of underwriting commissions and discounts.

The underwriters have represented and agreed that they have not and will not offer, sell, or deliver the shares offered hereby, directly or indirectly, or distribute this prospectus or any other offering material relating to the shares offered hereby, in any jurisdiction except under circumstances that will result in compliance with applicable laws and regulations and that will not impose any obligations on us except as set forth in the underwriting agreement.

We estimate that our total expenses for this offering, excluding the underwriting discounts and commissions and advisory fees, will be approximately $            and are payable by us.

The following table summarizes the compensation and estimated expenses we will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting discounts and commissions payable by us	$	$	$	$
Non-accountable and accountable expenses payable by us	$	$	$	$

We have agreed not to offer, sell, contract to sell or otherwise issue any shares of our common stock or securities exchangeable or convertible into our common stock, without the prior written consent of

William Blair & Company, L.L.C., Brean Murray, Carret & Co., LLC and Oppenheimer & Co. Inc., for a period of 90 days, subject to an up to 34-day extension under certain circumstances, following the date of this prospectus, subject to certain exceptions. In addition, all of our executive officers and directors have entered into lock-up agreements with the underwriters. Under those lock-up agreements, subject to exceptions, those holders of stock may not, directly or indirectly, offer, sell, contract to sell, pledge or otherwise dispose of or hedge any common stock or securities convertible into or exchangeable for shares of common stock, or publicly announce to do any of the foregoing, without the prior written consent of William Blair & Company, L.L.C., Brean Murray, Carret & Co., LLC and Oppenheimer & Co. Inc., for a period of 90 days, subject to an up to 34-day extension under certain circumstances, from the date of this prospectus. This consent may be given at any time without public notice.

Pursuant to the underwriting agreement, we have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments which the underwriters or such other indemnified parties may be required to make in respect of any such liabilities.

Our common stock is listed on the New York Stock Exchange and Nasdaq Dubai under the symbol “CSR.”

The underwriters and their respective affiliates have provided, and may in the future provide, various investment banking, commercial banking and other financial services for us for which services they have received, and may receive in the future, customary fees. Other than the foregoing, neither William Blair & Company, L.L.C., Brean Murray, Carret & Co., LLC, nor Oppenheimer & Co. Inc. have any material relationship with us or any of our officers, directors or controlling persons, except with respect to the contractual relationship of William Blair & Company, L.L.C., Brean Murray, Carret & Co., LLC and Oppenheimer & Co. Inc. with us entered into in connection with this offering.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•

Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be discontinued at any time. Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make representation that the representative will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s website and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

LEGAL MATTERS

The validity of the issuance of the shares of common stock offered hereby will be passed upon for us by Pillsbury Winthrop Shaw Pittman LLP, Washington, D.C. Kaye Scholer LLP, Los Angeles, California, and Zhong Lun Law Firm, Shenzhen, China, will pass upon certain legal matters for the underwriters. Legal matters as to PRC law will be passed upon for us by China Commercial Law Firm. Pillsbury Winthrop Shaw Pittman LLP may rely upon China Commercial Law Firm with respect to matters governed by PRC  law.

ADVISORY SERVICES

We have retained CCB International Capital Limited to provide certain financial advisory services to us. We have agreed to pay them an advisory fee of approximately $             (approximately $             if the over-allotment option is exercised) for its services to us. CCB International Capital Limited is not a member of FINRA and is not affiliated or associated with a FINRA member.

EXPERTS

The consolidated financial statements of the Company for the years ended December 31, 2009, 2008 and 2007 incorporated in this prospectus by reference have been audited by the accounting firm of GHP Horwath, P.C., independent registered public accounting firm, and are incorporated in reliance upon their report dated March 2, 2010, given upon such firm’s authority as experts in auditing and accounting.

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the securities was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the registrant or any of its parents or subsidiaries. Nor was any such person connected with the registrant or any of its parents or subsidiaries as a promoter, managing or principal underwriter, voting trustee, director, officer or employee.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the securities offered in this offering. This prospectus does not contain all of the information set forth in the registration statement. For further information with respect to us and the securities offered in this offering, we refer you to the registration statement and to the attached exhibits. With respect to each such document filed as an exhibit to the registration statement, we refer you to the exhibit for a more complete description of the matters involved.

You may inspect our registration statement and the attached exhibits and schedules without charge at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of our registration statement from the SEC upon payment of prescribed fees. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.

Our SEC filings, including the registration statement and the exhibits filed with the registration statement, are also available from the SEC’s website at www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

We are “incorporating by reference” specified documents that we file with the SEC, which means that we can disclose important information to you by referring you to those documents that are considered part of this prospectus. Later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference into this prospectus the documents listed below and any future filings made with the SEC (other than any portion of such filings that are furnished under applicable SEC rules rather than filed) under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act, including filings made on or after the date hereof and until termination of the offering to which this prospectus relates:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2009, filed March 2, 2010, as amended by the Form 10-K/A filed on March 10, 2010; and

•

The description of our common stock, $0.0001 par value per share, contained in our Registration Statement on Form 8-A, filed on October 26, 2007 pursuant to Section 12(b) of the Exchange Act, as amended.

Any statement contained in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Our filings with the SEC, including our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports, are available free of charge on our website at http://www.csst.com as soon as reasonably practicable after they are filed with, or furnished to, the SEC. Our website and the information contained on that site, or connected to that site, are not incorporated into and are not a part of this prospectus. You may also obtain a copy of these filings at no cost by writing or telephoning us at the following address:

China Security & Surveillance Technology, Inc.

13/F, Shenzhen Special Zone Press Tower

Shennan Road, Futian District

Shenzhen, People’s Republic of China, 518034

Attention: Investor Relations

Telephone: (86) 755-8351-0888

Except for the documents incorporated by reference as noted above, we do not incorporate into this prospectus any of the information included in our website.

20,000,000 Shares

China Security & Surveillance

Technology, Inc.

Common Stock

PROSPECTUS

William Blair & Company	Brean Murray, Carret & Co.	Oppenheimer & Co.

Financial Advisor

CCB International

                    , 2010

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

The following is a statement of estimated expenses, to be paid solely by us, in connection with the issuance and distribution of the securities being registered hereby:

Amount to be Paid*
SEC Registration Fee	$13,734
FINRA Filing Fee	$19,763
Printing Fees and Expenses	$5,000
Legal Fees and Expenses	$20,000
Accounting Fees and Expenses	$30,000
Miscellaneous	$2,000

Total	$90,497

* All amounts shown herein, except the SEC registration fee and FINRA filing fee, are estimated. We will pay all of these expenses.

Item 15. Indemnification of Directors and Officers.

Section 145(a) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 145(b) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made with respect to any claim, issue or matter as to which he or she shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, he or she is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or other adjudicating court shall deem proper.

Section 145(g) of the Delaware General Corporation Law provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under Section 145 of the Delaware General Corporation Law.

Our certificate of incorporation provides for the indemnification to the fullest extent permitted by law of any person that it has power to indemnify under Section 145 of the Delaware General Corporation Law from and against any and all of the expenses, liabilities, or other matters referred to in or covered by such section, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such person. Our bylaws provide that we shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to any action, suit, or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that such person, or a person of whom he or she is the legal representative, is or was our director, officer, employee, or agent, or serves or served any other enterprise as a director, officer, employee, or agent at our request. We also have indemnification agreements with our independent directors which require that we indemnify them to the fullest extent permitted by law. Our indemnification agreements with our independent directors also require us to maintain director and officer liability insurance that provides them with the same rights and benefits as are accorded to the most favorably insured of our directors, except under certain circumstances. We currently carry standard director and officer liability insurance. These provisions and policies could result in substantial expenditure by us, which we may be unable to recoup.

Insofar as indemnification by us for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to provisions of our certificate of incorporation and bylaws, or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy and is, therefore, unenforceable. In the event that a claim for indemnification by such director, officer or controlling person of us in the successful defense of any action, suit or proceeding is asserted by such director, officer or controlling person in connection with the securities being offered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

At the present time, there is no pending litigation or proceeding involving a director, officer, employee or other agent of ours in which indemnification would be required or permitted. We are not aware of any threatened litigation or proceeding which may result in a claim for such indemnification.

Item 16. Exhibits.

The list of exhibits in the Exhibit Index to this prospectus is incorporated herein by reference.

Item 17. Undertakings.

The undersigned registrant hereby undertakes that:

(1)	For the purpose of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(2)

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(3)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(4)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Shenzhen, China on March 10, 2010.

China Security & Surveillance Technology, Inc.

By:	/S/ GUOSHEN TU
Guoshen Tu
Chairman and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Guoshen Tu and Terence Yap and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement (and any registration statement filed pursuant to Rule 462(b) under the Securities Act, as amended, for the offering which this Registration Statement relates), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

*****

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities indicated on March 10, 2010.

SIGNATURE	TITLE

/S/ GUOSHEN TU Guoshen Tu	Chairman, Chief Executive Officer and Director (Principal Executive Officer)

/S/ TERENCE YAP Terence Yap	Chief Financial Officer and Director (Principal Financial Officer and Principal Accounting Officer)

/S/ RUNSEN LI Runsen Li	Director

/S/ PETER MAK Peter Mak	Director

/S/ ROBERT SHIVER Robert Shiver	Director

EXHIBIT INDEX

Exhibit Number	Description

1.1	Underwriting Agreement.+

3.1	Certificate of Incorporation of the registrant (incorporated by reference to the registrant’s Registration Statement on Form S-4 (Registration No. 333-137752), filed with the SEC on October 3, 2006).

3.2	Certificate of Amendment of Certificate of Incorporation of the registrant (incorporated by reference to the registrant’s Current Report on Form 8-K, filed with the SEC on February 5, 2008).

3.3	By-laws of the registrant (incorporated by reference to the registrant’s Registration Statement on Form S-4 (Registration No. 333-137752), filed with the SEC on October 3, 2006).

5.1	Opinion of Pillsbury Winthrop Shaw Pittman LLP.+

23.1	Consent of GHP Horwath, P.C.

23.2	Consent of Pillsbury Winthrop Shaw Pittman LLP (included in Exhibit 5.1).

24.1	Power of Attorney (included on signature page hereof).

+ To be filed by amendment or pursuant to a report to be filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, if applicable, and incorporated herein by reference.